        CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors of Docebo Inc.
We consent to the use of:
•our report dated March 8, 2023, on the consolidated financial statements of Docebo Inc. (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2022 and 2021, the related consolidated statements of income (loss) and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and the related notes, and
•our report dated March 8, 2023 on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 each of which are included in this Annual Report on Form 40-F of the Company for the year ended December 31, 2022.
We also consent to the incorporation by reference of the above-mentioned reports in the Registration Statement on Form S-8 (File No. 333-251417) and the Registration Statement on Form F-3/A (File No. 333-262000) of the Company.
/s/ KPMG LLP
Chartered Professional Accountants, Licensed Public Accountants
Vaughan, Canada
March 8, 2023